Management's Discussion and Analysis
BASIS OF PRESENTATION
This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport", the “Company”, “we”, “us”, “our”) for the three months ended March 31, 2025 provides an update to our annual MD&A dated March 31, 2025 for the fiscal year ended December 31, 2024. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2024 and our unaudited condensed consolidated interim financial statements ("interim financial statements") for the three months ended March 31, 2025. Our interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of May 13, 2025.
Additional information relating to Westport, including our Annual Information Form (“AIF”) and Form 40-F each for the year ended December 31, 2024, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Such forward-looking statements include, but are not limited to, future strategic initiatives and future growth, future of our development programs (including those relating to HPDI and Hydrogen), our expectations for 2025 and beyond, including the demand for our products or our HPDI joint venture's products (including from the HPDI 2.0TM fuel systems), the future success of our business and technology strategies, opportunities available to sell and supply our products in North America, consumer confidence levels, our ability to strengthen our liquidity, growth in our HPDI joint venture and improvements in our light-duty original equipment manufacturer ("OEM") business and timing thereof, improved aftermarket revenues, our capital expenditures, our investments, cash and capital requirements, the intentions of our partners and potential customers, monetization of joint venture intellectual property, the performance of our products, our future market opportunities, our ability to continue our business as a going concern and generate sufficient cash flows to fund operations, the availability of funding and funding requirements, our future cash flows, our estimates and assumptions used in our accounting policies, our accruals, including warranty accruals, our financial condition, the timing of when we will adopt or meet certain accounting and regulatory standards and the alignment of our business segments.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent AIF filed on SEDAR at www.sedar.com. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our AIF. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

Management's Discussion and Analysis
The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

BUSINESS OVERVIEW

Headquartered in Vancouver, British Columbia, Canada, with operations in Europe, Asia, North America, and South America, Westport serves customers in approximately 70 countries with leading global transportation brands through a network of distributors, service providers for the aftermarket and direct to Original Equipment Manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers.
With a focus on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications, Westport’s diverse product offerings, sold under a wide range of established global brands, enable the use of a number of alternative fuels in the transportation sector that provide environmental and/or economic advantages as compared to diesel, gasoline, or battery powered electric vehicles.

Westport designs, manufactures, develops, validates, certifies, and sells alternative fuel (including alternative fuels such as hydrogen (“H2”), liquefied natural gas (“LNG”), biogas, biomethane, and renewable natural gas (collectively “RNG”), compressed natural gas (“CNG”), and liquefied petroleum gas (“LPG”) components and systems for passenger cars and light-, medium- and heavy-duty commercial vehicles and off-highway applications.

Our portfolio of products includes pressure regulators, injectors, electronic control units, valves and filters, complete bi-fuel, mono-fuel and dual-fuel LPG and natural gas conversion kits and high-pressure hydrogen components. Cespira, our 55% owned joint venture (“JV”) with the Volvo Group ("Volvo"), launched in 2024, is advancing the development and commercialization of the HPDITM fuel system, a fully OEM-integrated solution that enables heavy-duty trucks to operate on natural gas, RNG, hydrogen and other alternative fuels.

Business Segments
Our diverse portfolio of technologies, products, and services are sold under a wide range of established brands. They provide the foundation for sustainable growth in existing markets and guide our expansion into new and emerging markets worldwide. Our business is operated under the following four segments:

Cespira
In June 2024, Westport and Volvo entered into a series of joint venture agreements (collectively, the "JV Agreement"), establishing Cespira to promote, develop, and commercialize the HPDI fuel system technology (see Material Contracts – Joint Venture Governance Agreements). The JV will prioritize scaling the HPDI fuel system and supporting the global transition to carbon-neutral fuel systems, particularly in heavy-duty, long-haul trucking, where multiple technologies are required to achieve substantial decarbonization. Under the terms of the agreement, Westport owns a 55% equity interest in Cespira, while Volvo owns 45%. Cespira's business operations involve supplying systems, engineering services and components, including LNG HPDI fuel system products, to engine manufacturers and commercial vehicle OEMs. The fully integrated LNG HPDI fuel systems enable diesel engines to operate predominantly on alternative fuels while delivering equivalent power, torque, and fuel efficiency as conventional compression ignition engines. The system can be a cost-effective way to reduce greenhouse gas emissions using renewable fuels such as RNG. Furthermore, the JV is engaged in adapting HPDI fuel systems for hydrogen and other alternative fuel applications in internal combustion engines.

Light-Duty
The Light-Duty segment specializes in LPG and CNG solutions, including fuel storage tanks, catering to OEM, delayed OEM (“DOEM”), and independent aftermarket (“IAM”) markets. Customers can choose from Westport IAM conversions, DOEM solutions, or OEM-manufactured mono-fuel and bi-

Management's Discussion and Analysis
fuel vehicles. The segment offers industry-leading direct injection engine technology that complies with EURO 7 and EPA 24 standards, along with lightweight, high-quality fuel storage solutions.

The Light-Duty business serves three distinct markets:
1.OEM: Systems are integrated into production lines by vehicle manufacturers.
2.DOEM: Conversions are performed at 0 km in specialized centers operated by Westport or its partners.
3.IAM: Aftermarket products, including conversion kits, support post-sale conversions through an extensive dealer and installer network operating in approximately 70 countries worldwide.

Westport works to distinguish itself as a global company that integrates and manufactures mechanical components, electronics, and fuel storage systems, providing a seamless and efficient solution for our customers.

High-Pressure Controls and Systems
Our High-Pressure Controls and Systems segment is at the forefront of the clean energy revolution, designing, developing, and producing high-demand components for transportation and industrial applications. We partner with the world's leading fuel cell, hydrogen engine and alternative fuel engine manufacturers and companies committed to decarbonizing transport, offering versatile solutions that serve a variety of fuel types. While hydrogen is key to the future decarbonization of transport, our components and solutions are already powering emission-reducing innovation today across a range of alternative fuels. While we are a small enterprise, our strategic position and innovative capabilities put us on the cusp of significant growth, ensuring we are the go-to choice for those shaping the future of clean energy, today and tomorrow.

Heavy-Duty OEM
Our Heavy-Duty OEM business represents historical results from our heavy-duty business for the period January 1, 2024, until the formation of the Cespira joint venture which occurred on June 3, 2024. In 2025, the Heavy-Duty OEM segment reflects revenue from a transitional services agreement in place with Cespira, intended to support the JV in the short-term as the organization establishes its operations.

Management's Discussion and Analysis
RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Government Regulation and Inflationary Environment
Government regulation is a key factor in driving accelerated global demand and adoption of reduced emission vehicles. Supportive government policy combined with rising corporate adherence to emission reduction goals are creating growth catalysts for Westport in some of its key markets. While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there can be no assurance that these policies, mandates, and regulations will be continued. If these are discontinued, if current requirements are relaxed, or if other regulations are implemented that may impact our business, we may experience a material impact on our competitive position.

Global inflation trends remain inconsistent, with inflationary pressures easing in developed countries, while continuing to impact certain emerging and developed markets. The uncertainty around global tariffs that may impact the automotive sector is increasing inflationary pressures on sourcing of components. Westport sources its components from global suppliers and continues to face inflationary pressure on production input costs. Specifically, the cost of semiconductors, raw materials, and parts has increased, along with higher labor costs, all of which are contributing to margin compression. Furthermore, while we anticipate the global tariff situation may have limited direct impact to us, we cannot predict any secondary longer-term effects to us indirectly caused by the tariff disruption to our customers' and suppliers' businesses.

Increased Interest Rates

In response to inflationary pressures, central banks in major markets have raised interest rates to multi-decade highs. While some regions, including Canada, the United States, and Europe, have begun reducing rates, current levels remain restrictive and are having a significant impact on both the automotive and clean energy sectors.

Automotive manufacturers and OEMs are facing challenges as higher interest rates are compressing profit margins. This environment is leading to delays and cancellations of clean energy investments as companies prioritize cost-cutting measures. Additionally, elevated interest rates have contributed to a slowdown in global economic growth, particularly in emerging markets where economic conditions are already volatile, are facing heightened financial pressures, which could further dampen demand for clean energy solutions.

Hydrogen Eco-System Uncertainty

The hydrogen industry is currently facing economic challenges associated with limited load of available hydrogen which has resulted in high operational costs across the value chain. This has led to delays and cancellations of projects. Key cost factors, such as rising renewable electricity prices and increased electrolyzer costs, are having a significant impact on the economics of renewable (green) hydrogen projects. These higher costs, coupled with uncertainties surrounding fuel supply and infrastructure development, make it challenging to predict when hydrogen technology for transport will become a viable decarbonization solution.

Fuel Prices

European natural gas prices, although elevated recently, are still significantly below the record highs of 2022. Lower demand, influenced by reduced economic activity and previous mild weather, has contributed to price moderation. Additionally, the diversification of gas imports continues to be a key focus of European energy policy. Long-term forecasts suggest that natural gas prices will remain well below 2022 peaks. This outlook reinforces the fuel’s cost-effectiveness and its role in advancing the transition to natural gas-powered vehicles

Management's Discussion and Analysis
Long-term Profitability and Liquidity

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to supply chain and fuel prices in the preparation of the interim financial statements for the three months ended March 31, 2025. However, changes in circumstances due to the forementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.
For the three months ended March 31, 2025, we had operating profits of $1.7 million. Cash used in operating activities was $4.9 million for the three months ended March 31, 2025 and was primarily driven by increases in working capital.

As at March 31, 2025, we had cash and cash equivalents of $32.6 million and long-term debt of $31.1 million, of which $13.2 million was current. Based on our projected capital expenditures, debt servicing obligations and operating requirements under our current business plan, we are projecting that our cash and cash equivalents will not be sufficient to fund our operations through the next twelve months from the date of the issuance of this MD&A. These conditions raise substantial doubt about Westport's ability continue as a going concern within one year after the date of this MD&A is issued.

We plan to improve our liquidity position by selling certain subsidiaries in Europe and Argentina which comprise substantially all the assets and liabilities of the Light-Duty segment and continue our cost reduction initiatives. On March 30, 2025, we entered into a share purchase agreement ("SPA") with a wholly-owned investment vehicle of Heliaca Investments, a Netherlands based investment firm supported by Ramphastos Investments Management B.V., a prominent Dutch venture capital and private equity firm, to sell all of the issued and outstanding shares of Westport Fuel Systems Italia S.r.l. The transaction provides for a base purchase price of $73.1 million (€67.7 million), subject to certain adjustments and potential earnouts of up to an estimated $6.5 million (€6.0 million) if certain conditions are achieved, in accordance with the terms of the SPA. If we are successful in closing the sale, we will receive sufficient cash to fund our operations for the next twelve months and alleviate the risk of substantial doubt identified. As of the date of issuance of the interim financial statements, we are seeking shareholder approval of the plan to complete the sale of these businesses to the buyer. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, we concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

OVERVIEW OF FINANCIAL RESULTS FOR FIRST QUARTER 2025
Revenues for the three months ended March 31, 2025 decreased by 9% to $71.0 million compared to $77.6 million in the prior year, primarily driven by decreased sales volumes in our Heavy-Duty OEM and High-Pressure Controls & Systems segments. This was partially offset by increased sales in our Light-Duty segment in the quarter. In Q1 2024, our Heavy-Duty OEM segment included the financial results of HPDI business.

We reported a net loss of $2.5 million for the three months ended March 31, 2025 compared to net loss of $13.6 million in the prior year. This change was primarily the result of:

•increase in our gross profit for the three months ended March 31, 2025 by $3.5 million compared to the prior year;
•decrease in operating expenditures by $8.1 million;
•change in foreign exchange gain or loss by $2.3 million
•increase in loss from investments accounted for by the equity method of $3.8 million

Cash and cash equivalents were $32.6 million at the end of the first quarter of 2025. Cash used in operating activities was $4.9 million, with net cash used in working capital of $8.1 million, partially offset by operating income of $1.7 million. Investing activities included the collection of $10.5 million in a holdback receivable related to our previous sale of Cummins Westport Inc. ("CWI") to Cummins Inc. ("Cummins") in 2022, capital contribution into Cespira of $4.7 million and purchase of capital assets of

Management's Discussion and Analysis
$3.1 million. Cash used in financing activities was attributed to net debt repayments of $3.9 million in the quarter.

We reported adjusted EBITDA of nil , (see "Non-GAAP Measures" section in this MD&A) during the first quarter of 2025 as compared to negative adjusted EBITDA of $6.6 million in the prior year.

SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended March 31,
	2025	2024
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$71.0	$77.6
Gross margin[1]	$15.2	$11.7
Gross margin %[1]	21%	15%
Loss from investments accounted for by the equity method	$(3.8)	$—
Net loss	$(2.5)	$(13.6)
Net loss per share - basic and diluted	$(0.14)	$(0.79)
Weighted average basic & diluted shares outstanding (millions)	17.3	17.2
EBIT[1]	$(2.1)	$(12.4)
EBITDA[1]	$(0.1)	$(9.2)
Adjusted EBITDA[1]	$—	$(6.6)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at March 31, 2025 and December 31, 2024:

	March 31, 2025	December 31, 2024
(in millions of U.S. dollars, except for per share amounts and shares outstanding)
Cash and cash equivalents	$32.6	$37.6
Net working capital[1]	36.5	37.7
Total assets	295.2	291.6
Long-term debt, including current portion	31.1	33.7
Other non-current liabilities[1]	26.6	26.3
Total liabilities	157.6	154.6
Shareholders' equity	137.6	137.0
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

REPORTABLE SEGMENTS

Westport reports its results in the following four reportable segments: Light-Duty, High-Pressure Controls & Systems, Heavy-Duty OEM, and Cespira. The prior year comparatives were recast to reflect this change in reportable segments.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to consolidated statement of operations can be found in section "NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS" within this MD&A.

	Three Months Ended March 31, 2025
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$64.2	$1.4	$5.4	$16.7	$87.7
Cost of revenue	50.2	1.2	4.4	16.2	72.0
Gross profit	14.0	0.2	1.0	0.5	15.7
Operating expenses:
Research & development	3.0	1.0	0.1	3.1	7.2
General & administrative	4.1	0.3	0.1	2.7	7.2
Sales & marketing	2.3	0.1	—	0.3	2.7
Depreciation & amortization	0.7	0.1	—	0.7	1.5
	10.1	1.5	0.2	6.8	18.6
Equity income	0.1	—	—	—	0.1
Add back: Depreciation & amortization	1.9	0.1	—	1.6	3.6
Segment EBITDA	$5.9	$(1.2)	$0.8	$(4.7)	$0.8

Management's Discussion and Analysis

	Three months ended March 31, 2024
	Light-Duty	High-Pressure Controls & Systems	Heavy-Duty OEM	Total Segment
Revenue	$63.3	$2.4	$11.9	$77.6
Cost of revenue	50.9	2.0	13.0	65.9
Gross profit	12.4	0.4	(1.1)	11.7
Operating expenses:
Research & development	3.6	1.3	2.8	7.7
General & administrative	3.7	0.2	1.8	5.7
Sales & marketing	2.1	0.2	0.5	2.8
Depreciation & amortization	0.6	0.1	0.1	0.8
	10.0	1.8	5.2	17.0
Equity income	—	—	—	—
Add back: Depreciation & amortization	1.5	0.1	1.4	3.0
Segment EBITDA	$3.9	$(1.3)	$(4.9)	$(2.3)

Revenue for the three months ended March 31, 2025

(in millions of U.S. dollars)	Three months ended March 31,		Change
	2025	2024	$	%
Light-Duty	$64.2	$63.3	$0.9	1%
High-Pressure Controls & Systems	1.4	2.4	(1.0)	(42)%
Heavy-Duty OEM	5.4	11.9	(6.5)	(55)%
Total Revenue	$71.0	$77.6	$(6.6)	(9)%

Light-Duty
Revenue for the three months ended March 31, 2025 was $64.2 million compared with $63.3 million for the three months ended March 31, 2024.

Light-Duty revenue increased by $0.9 million compared to the prior year and was primarily driven by increase in sales in our light-duty OEM and DOEM businesses. The light-duty OEM business had an increase in sales from its Euro 6 program compared to the prior year. In the first quarter of 2024, DOEM had a significant decrease in sales to a customer. This was partially offset by lower sales in our IAM, electronics and fuel storage businesses compared to the prior year.

High-Pressure Controls & Systems
Revenue for the three months ended March 31, 2025 was $1.4 million compared with $2.4 million for the three months ended March 31, 2024.

The decrease in revenue for the three months ended March 31, 2025 compared to the prior year was primarily driven by the hydrogen industry slowdown impacting demand for hydrogen components.

Heavy-Duty OEM
Revenue for the three months ended March 31, 2025 was $5.4 million, compared to $11.9 million for the prior year.

The decrease in revenue for the three months ended March 31, 2025 is a result of the continuation of the business in Cespira. Refer to the "Selected Cespira Statement of Operations information" within

Management's Discussion and Analysis
this MD&A for more information on the performance of the HPDI business. The revenue earned in the current quarter was from our services provided under the transitional service agreement with Cespira that is expected to end by Q2 2026.

Gross profit for the three months ended March 31, 2025

(in millions of U.S. dollars)	Three months ended March 31,	% of	Three months ended March 31,	% of	Change
	2025	Revenue	2024	Revenue	$	%
Light-Duty	$14.0	22%	$12.4	20%	$1.6	13%
High-Pressure Controls & Systems	0.2	14%	0.4	17%	(0.2)	(50)%
Heavy-Duty OEM	$1.0	19%	$(1.1)	(9)%	$2.1	(191)%
Total gross margin	$15.2	21%	$11.7	15%	$3.5	30%

Light-Duty
Gross profit for the three months ended March 31, 2025 increased by $1.6 million to $14.0 million, or 22% of revenue, compared to $12.4 million, or 20% of revenue, for the same prior year period. This was primarily driven by a change in sales mix with an increase in sales to European customers and a reduction in sales to developing regions.

High-Pressure Controls & Systems
Gross profit for the three months ended March 31, 2025 decreased by $0.2 million to $0.2 million, or 14% of revenue, compared to $0.4 million, or 17% of revenue, for the same prior year period. This was primarily driven by lower sales volumes increasing the per unit manufacturing costs in the quarter.

Heavy-Duty OEM
Gross profit for the three months ended March 31, 2025 increased by $2.1 million to $1.0 million, or 19% of revenue, compared to negative $1.1 million or negative 9% of revenue, for the same prior year period. The Heavy-Duty OEM segment received $0.9 million in credits from component suppliers for inventory sold in the quarter.

Research and Development Expenses ("R&D")

(in millions of U.S. dollars)	Three months ended March 31,		Change
	2025	2024	$	%
Light-Duty	$3.0	$3.6	$(0.6)	(17)%
High-Pressure Controls & Systems	1.0	1.3	(0.3)	(23)%
Heavy-Duty OEM	0.1	2.8	(2.7)	(96)%
Total R&D expenses	$4.1	$7.7	$(3.6)	(47)%

Light-Duty
R&D expenses for the three months ended March 31, 2025 were $3.0 million compared to $3.6 million in the prior year. This was primarily related to research and development activities for our customer programs with global OEMs for their Euro 6 and Euro 7 vehicle applications.

High-Pressure Controls & Systems
R&D expenses for the three months ended March 31, 2025 were $1.0 million compared to $1.3 million in the prior year. This was primarily related to research and development activities for our new 700 bar products, including pressure regulators, manifolds and tank valves.

Management's Discussion and Analysis
Heavy-Duty OEM
R&D expenses for the three months ended March 31, 2025 were $0.1 million, compared to $2.8 million in the prior year. R&D activities have continued in Cespira after the formation of the joint venture on June 3, 2024.

Selling, General and Administrative Expenses ("SG&A")

(in millions of U.S. dollars)	Three months ended March 31,		Change
	2025	2024	$	%
Light-Duty	$6.4	$5.8	$0.6	10%
High-Pressure Controls & Systems	0.4	0.4	—	—%
Heavy-Duty OEM	0.1	2.3	(2.2)	(96)%
Corporate	2.2	5.1	(2.9)	(57)%
Total SG&A expenses	$9.1	$13.6	$(4.5)	(33)%

Light-Duty
SG&A expenses for the three months ended March 31, 2025 were $6.4 million, compared with $5.8 million in the prior year.

High-Pressure Controls & Systems
SG&A expenses for the three months ended March 31, 2025 and 2024 were $0.4 million.

Heavy-Duty OEM
SG&A expenses for the three months ended March 31, 2025 was $0.1 million, compared to $2.3 million in the prior year. The decrease in SG&A expenses were primarily driven by the transition of the HPDI business into Cespira on June 3, 2024.

Corporate
SG&A expenses for the three months ended March 31, 2025 were $2.2 million, compared with $5.1 million in the prior year. The $2.9 million decrease in SG&A expenses was primarily driven by lower shared-based compensation, a reduction in payroll costs and outside services compared to the prior year.

Management's Discussion and Analysis
Selected Cespira Statements of Operations Data

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose certain Cespira's financial information in notes 7 and 17 of our interim financial statements for the three months ended March 31, 2025.

The following table sets forth a summary of the financial results of Cespira for the three months ended March 31, 2025 .

(in millions of U.S. dollars)	Three months ended March 31,		Change
	2025	2024	$	%
Total revenue	$16.7	$—	$16.7	—%
Gross profit	$0.5	$—	$0.5	—%
Gross margin[1]	3%	—%
Operating loss	$(7.1)	$—	$(7.1)	—%
Net loss attributable to the Company	$(3.9)	$—	$(3.9)	—%
1Gross margin is non-GAAP financial measure. See the section 'Non-GAAP Financial Measures' for explanations and discussions of these non-GAAP financial measures or ratios.
Revenue
Cespira revenues for the three months ended March 31, 2025 were $16.7 million. In the prior year, the Heavy-Duty OEM segment, which included our HPDI business, had revenues of $11.9 million. This change was primarily driven by an increase in HPDI fuel systems sold in the period.

Gross Profit
Gross profit was $0.5 million for the three months ended March 31, 2025. In the prior year, the Heavy-Duty OEM segment had negative $1.1 million in gross profit; which change was primarily driven by the increase in sales volumes compared to the prior year and reductions in manufacturing cost.

Operating loss
Cespira incurred operating losses of $7.1 million for the three months ended March 31, 2025. Cespira continues to incur operating losses as it scales its operations and expands into other markets.

Management's Discussion and Analysis
Other significant expense and income items for the three months ended March 31, 2025

(in millions of U.S. dollars)	Three months ended March 31,
	2025	2024
Foreign exchange (gains) loss	$(0.5)	$1.8
Depreciation and amortization:
Cost of sales depreciation and amortization	1.3	2.2
Operating expense depreciation and amortization	0.7	1.0
Total depreciation and amortization	$2.0	$3.2

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three months ended March 31, 2025, we recognized a foreign exchange gain of $0.5 million, compared to a foreign exchange loss of $1.8 million for the three months ended March 31, 2024. The gain recognized in the current period primarily relates to unrealized foreign exchange gain that resulted from the translation of U.S. dollar denominated debt in our Canadian legal entities.

Depreciation and amortization for the three months ended March 31, 2025 and March 31, 2024 were $2.0 million and $3.2 million respectively. Depreciation and amortization decreased compared to prior year was primarily driven by the transition of the HPDI business into Cespira on June 3, 2024.

Income (loss) from investments accounted for by the equity method for the three months ended March 31, 2025 and March 31, 2024 were a loss of $3.8 million and income of nil, respectively. This was primarily driven by our 55% ownership interest in Cespira.

Interest on long-term debt and amortization of discount

(in millions of U.S. dollars)	Three months ended March 31,
	2025	2024
Interest expense on long-term debt	$0.7	$0.8
The interest expense on long-term debt for the three months ended March 31, 2025 compared to prior year decreased by $0.1 million and was primarily driven by the decrease in interest expense from our term loan with EDC.

Income tax expense was $0.6 million for the three months ended March 31, 2025 compared to income tax expense of $0.7 million in the prior year. Net change in tax expense was primarily driven by a true-up of certain 2024 deductible expenditures in Q1 2025, partially offset by an increase in tax expense from the increased profitability in our European operations.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents position decreased by $5.0 million during the first quarter of 2025 to $32.6 million from $37.6 million at December 31, 2024. The decrease in cash was primarily driven by our debt repayments and cash used in our operating activities, partially offset by cash provided by our investing activities.

Cash Flow from Operating Activities
For the three months ended March 31, 2025, net cash used in our operating activities was $4.9 million compared to net cash provided by operating activities of $0.1 million in the three months ended March 31, 2024, a $5.0 million increase in net cash used in operating activities. The increase in net cash used in operating activities was primarily driven by an increase in net working capital, specifically in inventory and accounts receivable, partially offset by our operating income in the quarter.
Cash Flow from Investing Activities
For the three months ended March 31, 2025, our net cash provided by investing activities was $2.7 million compared to net cash used in investing activities of $4.8 million for the three months ended March 31, 2024. In March 2025, we collected a total of $11.4 million from Cummins for our holdback receivable of which $10.5 million was related to the sale of CWI and the remainder was interest income included in our cash flow from operating activities. We purchased capital assets of $3.1 million, mostly for our Italian and European operations. We contributed $4.7 million into Cespira in the quarter.
Cash Flow from Financing Activities

For the three months ended March 31, 2025, our net cash used in financing activities was $3.9 million compared to net cash used in financing activities of $5.8 million for the three months ended March 31, 2024. Net payments on our operating lines of credit and long-term facilities was $3.9 million for the three months ended March 31, 2025 compared to $17.7 million in the prior year. In the prior year, we had higher payments because of the revolving financing facility that was closed in November 2024.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years	> 5 years
Accounts payable and accrued liabilities	$93.1	$93.1	$93.1	$—	$—	$—
Long-term debt, principal, (1)	31.2	27.9	14.4	10.6	2.9	—
Long-term debt, interest (1)	—	5.1	2.1	2.1	0.9	—
Operating lease obligations (2)	19.3	21.9	2.2	5.2	4.3	10.2
	$143.6	$148.0	$111.8	$17.9	$8.1	$10.2

Notes

(1) For details of our long-term debt, principal and interest, see note 12 in the interim financial statements.

(2) For additional information on operating lease obligations, see note 11 of the interim financial statements.

SHARES OUTSTANDING

During the three months ended March 31, 2025, and March 31, 2024, the weighted average number of shares used in calculating the diluted income per share was 17,322,681 and 17,220,540, respectively. The Common Shares and Share Units (comprising of performance share units, restricted share units, and deferred share units) outstanding and exercisable as at the following dates are shown below:

(weighted average exercise prices are presented in Canadian dollars)
	March 31, 2025		May 13, 2025
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	17,326,732		17,326,732
Share Units
Outstanding	407,455	10.67	407,455	N/A
Exercisable	1,189	26.82	1,189	N/A

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our interim financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, revenue recognition, inventories, property, plant and equipment and intangible assets. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A for the year ended December 31, 2024, filed on March 31, 2025. Actual amounts may vary significantly from estimates used. There have been no significant changes in accounting policies applied to the March 31, 2025 interim financial statements, and we do not expect to adopt any significant changes at this time.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
Upcoming accounting standards not yet adopted:

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. This guidance is effective for annual reporting periods beginning after December 15, 2024. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2026. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three months ended March 31, 2025, there were no changes to our internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on factors such as the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income (loss) has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.

The following table provides summary unaudited consolidated financial data for the past year as comparison:

Selected Consolidated Quarterly Operations Data

Three months ended	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25
(in millions of United States dollars except for per share amounts)
Total revenue	$85.0	$77.4	$87.2	$77.6	$83.4	$66.2	$75.1	$71.0
Cost of revenue	$70.6	$64.2	$79.2	$65.9	$66.3	$51.7	$60.8	$55.8
Gross profit	$14.4	$13.2	$8.0	$11.7	$17.1	$14.5	$14.3	$15.2
Gross margin percentage	16.9%	17.1%	9.2%	15.1%	20.5%	21.9%	19.0%	21.4%
Net loss	$(13.2)	$(11.9)	$(13.9)	$(13.6)	$5.8	$(3.9)	$(10.1)	$(2.5)
EBITDA[1]	$(10.1)	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)	$(6.1)	$(0.1)
Adjusted EBITDA[1]	$(4.0)	$(3.0)	$(10.0)	$(6.6)	$(2.0)	$(0.8)	$(1.8)	$—
U.S. dollar to Euro average exchange rate	0.92	0.95	0.92	0.92	0.93	0.91	0.94	0.95
U.S. dollar to Canadian dollar average exchange rate	1.34	1.35	1.35	1.35	1.37	1.36	1.39	1.43
Loss per share
Basic	$(0.77)	$(0.70)	$(0.81)	$(0.79)	$0.34	$(0.22)	$(0.57)	$(0.14)
Diluted	$(0.77)	$(0.70)	$(0.81)	$(0.79)	$0.33	$(0.22)	$(0.57)	$(0.14)

Notes

(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Financial Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
Non-GAAP Financial Measures:

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, net working capital, and other non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Three months ended	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25
Revenue	$77.6	$83.4	$66.2	$75.1	$71.0
Less: Cost of revenue	65.9	66.3	51.7	60.8	55.8
Gross profit	$11.7	$17.1	$14.5	$14.3	$15.2
Gross margin %	15.1%	20.5%	21.9%	19.0%	21.4%

	Three months ended March 31, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$87.7	$16.7	$—	$71.0
Cost of revenue	72.0	16.2	—	55.8
Gross profit	15.7	0.5	—	15.2
Operating expenses:
Research & development	7.2	3.1	—	4.1
General & administrative	7.2	2.7	1.9	6.4
Sales & marketing	2.7	0.3	0.3	2.7
Depreciation & amortization	1.5	0.7	—	0.8
	18.6	6.8	2.2	14.0
Equity income (loss)	0.1	—	(3.9)	(3.8)

Management's Discussion and Analysis

	Three months ended March 31, 2024
	Total Segment	Add: Corporate & unallocated	Total Consolidated
Revenue	$77.6	$—	$77.6
Cost of revenue	65.9	—	65.9
Gross profit	11.7	—	11.7
Operating expenses:
Research & development	7.7	—	7.7
General & administrative	5.7	4.7	10.4
Sales & marketing	2.8	0.4	3.2
Depreciation & amortization	0.8	0.2	1.0
	17.0	5.3	22.3
Equity income	—	—	—

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended March 31,
	2025	2024
Total Segment EBITDA	$0.8	$(2.3)
Adjustments:
Depreciation & amortization[1]	2.0	3.0
Cespira's Segment EBITDA	(4.7)	—
Cespira's equity loss (note 7)	3.9	—
Corporate and unallocated operating expenses	2.2	5.3
Foreign exchange loss	(0.5)	1.8
Interest on long-term debt and accretion of royalty payable	0.7	0.8
Interest and other income, net of bank charges	(0.9)	(0.3)
Loss before income taxes	$(1.9)	$(12.9)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

Net Working Capital

	March 31, 2025	December 31, 2024
(in millions of U.S. dollars)
Accounts receivable	$66.6	$73.1
Inventories	63.2	53.5
Prepaid expenses	6.6	5.7
Accounts payable and accrued liabilities	(93.1)	(88.1)
Current portion of operating lease liabilities	(2.8)	(2.6)
Current portion of warranty liability	(4.0)	(3.9)
Net working capital	$36.5	$37.7

Management's Discussion and Analysis
Other Non-current liabilities

	March 31, 2025	December 31, 2024
(in millions of U.S. dollars)
Total liabilities	$157.6	$154.6
Less:
Total current liabilities	113.1	109.2
Long-term debt	17.9	19.1
Non-current liabilities	$26.6	$26.3

EBIT and EBITDA

Three months ended	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25
Loss before income taxes	$(13.0)	$(12.0)	$(14.0)	$(12.9)	$6.8	$(2.5)	$(8.3)	$(1.9)
Interest expense (income), net (1)	(0.1)	0.2	(0.2)	0.5	0.5	0.4	0.2	(0.2)
EBIT	(13.1)	(11.8)	(14.2)	(12.4)	7.3	(2.1)	(8.1)	(2.1)
Depreciation and amortization	3.0	3.2	3.3	3.2	1.7	1.8	2.0	2.0
EBITDA	$(10.1)	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)	$(6.1)	$(0.1)

Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt and accretion of royalty payables.

Adjusted EBITDA

Three months ended	30-Jun-23	30-Sep-23	31-Dec-23	31-Mar-24	30-Jun-24	30-Sep-24	31-Dec-24	31-Mar-25
EBITDA	$(10.1)	$(8.6)	$(10.9)	$(9.2)	$9.0	$(0.3)	$(6.1)	$(0.1)
Stock based compensation (recovery)	0.8	(0.3)	1.4	0.3	1.2	(0.1)	—	0.3
Unrealized foreign exchange (gain) loss	2.4	1.4	(0.9)	1.8	0.1	(1.1)	5.4	(0.5)
Loss on extinguishment of royalty payable	2.9	—	—	—	—	—	—	—
Severance costs	—	4.5	—	0.5	0.2	0.1	0.1	—
Gain on deconsolidation	—	—	—	—	(13.3)	—	(1.9)	—
Loss on sale of investment	—	—	—	—	—	0.4	—	—
Restructuring costs	—	—	—	—	0.8	0.2	—	0.3
Loss on sale of assets	—	—	—	—	—	—	0.7	—
Impairment of long-term investments	—	—	0.4	—	—	—	—	—
Adjusted EBITDA	$(4.0)	$(3.0)	$(10.0)	$(6.6)	$(2.0)	$(0.8)	$(1.8)	$—